Exhibit 99.1
PRESS RELEASE

Infosys to Acquire Lodestone, a Leading Management Consultancy Firm
  Strengthens Infosys management consulting capabilities globally
  Expands presence in continental Europe adding more than 750 experienced consultants and 200 clients
  Deepens expertise across Manufacturing, Automotive and Life Sciences industries
  Infosys Consulting practice focusing on SAP programs to become a $1 Billion powerhouse
Zurich, Switzerland and Bangalore, India - September 10, 2012 : Infosys, a global leader in consulting and technology, today announced a definitive agreement to acquire Lodestone Holding AG, a leading global management consultancy firm for an aggregate enterprise value of CHF 330 Million in cash. Headquartered in Zurich, Lodestone advises international companies on strategy and process optimization, and provides business transformation solutions enabled by SAP. The combination of the breadth of capabilities delivered by Infosys and Lodestone’s deep experience of driving transformational change, is expected to provide clients across the two companies, a world-class team to accelerate transformation and innovation led growth.

Upon completion, the acquisition of Lodestone will strengthen Infosys Consulting and Systems Integration (C&SI) capabilities, by bringing more than 850 employees, including 750 experienced SAP consultants to the company. Lodestone will add more than 200 clients across industries including Manufacturing, Automotive and Life Sciences, to the Infosys pool of over 700 clients. Post-acquisition, the combined Consulting practice focusing on SAP programs will deliver revenues of more than $1 Billion, firmly establishing Infosys amongst the global leaders in SAP consulting.

Infosys Consulting & Systems Integration business, today, has more than 30,000 consultants across 10 industry verticals and accounts for 31% of the company’s revenue. The Lodestone acquisition will significantly enhance its global presence, particularly in continental Europe and emerging markets like Latin America and Asia Pacific. Further, Lodestone’s clients will get ready access to the scale and global reach of Infosys, in addition to a broad spectrum of capabilities across consulting, systems integration and outsourcing.

Commenting on the transaction Mr. S. D. Shibulal, CEO & Managing Director, Infosys said, “A key plank of our Infosys 3.0 strategy is to expand our Consulting & Systems Integration business. This acquisition fits perfectly into that strategy. Lodestone and Infosys share a culture of unwavering focus on nurturing and maintaining client trust. I look forward to welcoming Ronald, his experienced leadership team and Lodestone’s team of top–notch consultants to Infosys.”

Mr. Ronald Hafner, Chairman and CEO, Lodestone added, “Our clients entrust us with their most important business and technology transformation initiatives. We are eager to leverage the widely acknowledged global reach of Infosys and its leadership in the consulting and technology arena to deliver greater value to our clients. This will enhance the momentum that Lodestone is already witnessing in the marketplace. A common passion for delivering client value will strengthen this partnership even further.”

The transaction is currently expected to close by the end of October 2012, subject to customary closing conditions.

Linklaters LLP is acting as legal advisor to Infosys. UBS AG is acting as financial advisor and Baker & McKenzie is acting as legal advisor to Lodestone.

About Infosys

Infosys partners with global enterprises to drive their innovation-led growth. That's why Forbes ranked Infosys 19 among the top 100 most innovative companies. As a leading provider of next-generation consulting, technology and outsourcing solutions, Infosys helps clients in more than 30 countries realize their goals. Visit www.infosys.com and see how Infosys (NASDAQ: INFY), with its 150,000+ people, is Building Tomorrow's Enterprise® today.

About Lodestone

Lodestone Holding AG, headquartered in Zurich, is a global consulting firm advising international companies on strategy and process optimization as well as IT transformation. With a value-integration approach, Lodestone pursues a value-adding combination of management and IT consulting. Founded in 2005, the firm has grown to more than 850 employees (thereof around 750 consultants) in 17 countries on five continents. Lodestone’s advisory services are primarily geared to the life science, chemical and financial services industries as well as the investment, automotive and consumer goods sectors.

For further information, please visit http://www.lodestonemc.com

Legal Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, which statements include those regarding the expected closing date of the proposed acquisition, Infosys’ expectations regarding the business, products and prospects of the combined company, and Infosys’ expectations regarding the impact of the proposed acquisition. The statements contained in this press release that are not purely historical are forward-looking statements and include, without limitation, statements regarding our expectations, beliefs, intentions or strategies regarding the future. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology. These statements are based on the current expectations or beliefs of management of Infosys and are subject to uncertainty and changes in circumstances that, if they were to never materialize or prove incorrect, could cause actual results to differ materially from those projected, expressed or implied in the forward-looking statements. Factors that could cause actual results or outcomes to be materially different from those anticipated in this press release include, among others, the inability to obtain necessary regulatory approvals for the proposed acquisition or to obtain them on acceptable terms; the risk that the Agreement is terminated; the inability of Infosys or Lodestone to satisfy the conditions to the closing of the proposed acquisition; the inability of Infosys to successfully integrate Lodestone and its services, employees and customers; and any disruptions in the market for the products and services of Infosys and Lodestone. Additional risks that could affect these forward-looking statements are more fully described in Infosys’ filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended March 31, 2012, and its subsequent filings on Form 6-K. These filings are available at www.sec.gov. Infosys does not undertake to update any forward-looking statements.

Details of Press Conference

Infosys will host a press conference on September 10, 2012 at 12:45 p.m. IST at the Infosys Headquarters, Electronics City, Bangalore.

Press Contacts

For more information, press only:

Infosys Limited Sukanya Ghosh Phone +917829915577 Sukanya_ghosh02@infosys.com	Lodestone Holding AG Deborah Bucher Phone +41 44 434 11 00 media@lodestonemc.com